Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
December 17, 2009

3.	News Release
December 17, 2009 - Vancouver, Canada

4.	Summary of Material Change

Cardiome Pharma Corp. announced that the recently-completed Phase 3 European Comparator Study (the AVRO study) evaluating vernakalant (iv) versus amiodarone for the acute conversion of atrial fibrillation met its primary endpoint.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
	Name:	Curtis Sikorsky
	Title:	Chief Financial Officer
	Phone No.:	604-677-6905

9.	Date of Report
December 18, 2009

Per:	“Curtis Sikorksy”
Curtis Sikorksy, Chief Financial Officer

SCHEDULE “A” - PRESS RELEASE

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES INVESTIGATIONAL CANDIDATE, VERNAKALANT, MEETS PRIMARY ENDPOINT IN EUROPEAN COMPARATOR STUDY

Vancouver, Canada, December 17, 2009 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that the recently-completed Phase 3 European Comparator Study (the AVRO study) evaluating vernakalant (iv) versus amiodarone for the acute conversion of atrial fibrillation met its primary endpoint.

The AVRO study achieved statistical significance in demonstrating the superiority of vernakalant (iv) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration.  Overall the data suggests that vernakalant (iv) was well-tolerated in the study population. There were no vernakalant-related deaths or cases of “Torsades de Pointes”, a specific and well-characterized ventricular arrhythmia.

Cardiome expects that detailed results of this study will be presented at a scientific conference in 2010.

In April 2009, Cardiome and Merck & Co., Inc. announced a collaboration and license agreement for the development and commercialization of vernakalant, an investigational candidate for the treatment of atrial fibrillation.  The agreement provides a Merck affiliate, Merck Sharp & Dohme Corp., with exclusive global rights to vernakalant (oral) for the maintenance of normal heart rhythm in patients with atrial fibrillation, and provides another Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, with exclusive rights outside of the United States, Canada and Mexico to vernakalant (iv) for rapid conversion of acute atrial fibrillation to normal heart rhythm.  If approved by the European regulatory authorities, Merck has exclusive rights to commercialize vernakalant (iv) in the European Union.

About the AVRO study
The AVRO study, titled “A Phase III Prospective, Randomized, Double-Blind, Active-Controlled, Multi-Center, Superiority Study of Vernakalant Injection Versus Amiodarone in Subjects With Recent Onset Atrial Fibrillation”, enrolled a total of 254 patients with symptomatic atrial fibrillation of 3 to 48 hours duration.  Subjects were randomized to receive vernakalant (iv) or amiodarone in a 1:1 ratio.  Safety was assessed through the monitoring of adverse events, vital signs, continuous telemetry monitoring, 12-lead Holter monitoring, 12-lead ECGs, and laboratory tests.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.